SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

Aviva plc Directors/Persons Discharging Managerial Responsibility and Connected Persons - Awards and Sale of Shares on 30 March 2010

The executive directors and persons discharging managerial responsibility (PDMRs) of Aviva plc have been granted the following awards of ordinary shares of 25p each ("Shares") under the Aviva Annual Bonus Plan 2005, the One Aviva Twice the Value Bonus Plan, the Aviva Long Term Incentive Plan 2005, the Aviva Executive Share Option Plan 2005 and the CFO Recruitment Share Awards Plan.

Awards under the Aviva Annual Bonus Plan 2005

Name	Date of Grant

Price

			Award Type	No of Shares awarded
Andrew Moss	30.03.10	386 pence	Restricted	177,770
Mark Hodges	30.03.10	386 pence	Restricted	86,792
Andrea Moneta	30.03.10	386 pence	Conditional	128,350
John Ainley	30.03.10	386 pence	Restricted	66,055
Simon Machell	30.03.10	386 pence	Conditional	105,198
Amanda Mackenzie	30.03.10	386 pence	Restricted	58,173
Igal Mayer	30.03.10	386 pence	Conditional	51,155
Robin Spencer	30.03.10	386 pence	Restricted	48,180

The table below details the number of Shares sold by the executive directors and/or PDMRs to cover any tax liability due on the grant of restricted share awards as shown above.  The vesting of the Shares listed in the Award Balance column is subject to the rules of the Aviva Annual Bonus Plan 2005.  Under normal circumstances, Shares subject to restricted share awards will only cease to be subject to forfeiture at the end of a three year vesting period which began on the date of grant, subject to the participant's continued employment.

Name	Date of sale	Sale price	No of shares sold to cover tax*	Award Balance
Andrew Moss	30.03.10	386.87 pence	73,068	104,702
Mark Hodges	30.03.10	386.87 pence	35,674	51,118
John Ainley	30.03.10	386.87 pence	27,151	38,904
Amanda Mackenzie	30.03.10	386.87 pence	23,911	34,262
Robin Spencer	30.03.10	386.87 pence	19,803	28,377

*The sale of Shares took place on the London Stock Exchange.

Awards under the One Aviva Twice The Value Bonus Plan

Name

	Date of grant

Price

			No of Shares awarded
Andrew Moss	30.03.10	386 pence	177,770
Mark Hodges	30.03.10	386 pence	65,094
Andrea Moneta	30.03.10	386 pence	96,263
John Ainley	30.03.10	386 pence	49,541
Simon Machell	30.03.10	386 pence	78,898
Amanda Mackenzie	30.03.10	386 pence	43,630
Igal Mayer	30.03.10	386 pence	38,366
Robin Spencer	30.03.10	386 pence	36,135

The above awards will vest on the third anniversary of the date of grant to the extent that performance conditions have been achieved over a three year performance period.

Awards under the Aviva Long Term Incentive Plan 2005

Name

	Date of grant

Price

			No of Shares awarded
Andrew Moss	30.03.10	386 pence	419,365
Mark Hodges	30.03.10	386 pence	233,160
Andrea Moneta	30.03.10	386 pence	265,425
Patrick Regan	30.03.10	386 pence	233,160
John Ainley	30.03.10	386 pence	113,341
Simon Machell	30.03.10	386 pence	126,295
Amanda Mackenzie	30.03.10	386 pence	97,150
Igal Mayer	30.03.10	386 pence	433,296*
Robin Spencer	30.03.10	386 pence	113,341

*Phantom award granted under the United States of America Schedule

The above awards will vest on the third anniversary of the date of grant to the extent that performance conditions have been achieved over a three year performance period.

Grants of options under the Aviva Executive Share Option Plan 2005

Name

	Date of grant

Option price

			No of Shares under option
Andrew Moss	30.03.10	386 pence	7,772
Mark Hodges	30.03.10	386 pence	7,772
Patrick Regan	30.03.10	386 pence	7,772
John Ainley	30.03.10	386 pence	7,772
Amanda Mackenzie	30.03.10	386 pence	7,772
Robin Spencer	30.03.10	386 pence	7,772

The above options were granted under a schedule to the rules of the Aviva Executive Share Option Plan 2005 approved by HM Revenue and Customs.  Any gain made on the exercise of the above options will be used to part satisfy any Shares that vest under the Aviva Long Term Incentive Plan 2005 and will not increase the total number of Shares received by the participants.

Awards under the CFO Recruitment Share Awards Plan

Name	Date of grant

Price

			Award type	No of Shares awarded
Patrick Regan	30.03.10	386 pence	Restricted	73,402
Patrick Regan	30.03.10	386 pence	Conditional	55,051

The table below details the number of Shares sold by Patrick Regan to cover the tax liability due on the grant of the restricted share award shown above.  The vesting of the Shares listed in the Award Balance column is subject to the rules of the CFO Recruitment Share Awards Plan.  Under normal circumstances, Shares subject to the restricted share award will only cease to be subject to forfeiture at the end of a three year vesting period which began on the date of grant, subject to the participant's continued employment.  The conditional share award will vest on the third anniversary of the date of grant to the extent that performance conditions have been achieved over a three year performance period.

Name	Date of sale	Sale price	No of Shares sold to cover tax*	Award Balance
Patrick Regan	30.03.10	386.87 pence	30,171	43,231

*The sale of Shares took place on the London Stock Exchange.

This notification is made in accordance with DTR 3.1.4.

For press enquiries please contact :
Andrew Reid, Head of Group Media Relations                       +44 (0)20 7662 3131
Sue Winston, Head of Group Media Relations                       +44 (0)20 7662 8221

For any other queries please contact:
Kirsty Cooper, Deputy Group Company Secretary               +44 (0)20 7662 6646
Liz Nicholls, Assistant Company Secretary                           +44 (0)20 7662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 March 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary